# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MAG SILVER CORP, CIK 0001230992
CUSIP: 55903Q104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: #801 - 815 HASTINGS ST. W., VANCOUVER, British Columbia Canada (A1), V6C 1B4
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- VAN ECK ASSOCIATES CORP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 7,503,911; sole dispositive power 7,533,470; aggregate amount beneficially owned 7,533,470 (7.29% of the class)

## Item 1. Issuer
Name of issuer: MAG SILVER CORP
Address of issuer's principal executive offices: #801 - 815 HASTINGS ST. W., VANCOUVER, British Columbia, Canada, V6C 1B4

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York NY 10017
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 7,533,470
Percent of class: 7.29
Sole power to vote or to direct the vote: 7,503,911
Sole power to dispose or to direct the disposition: 7,533,470

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- VAN ECK ASSOCIATES CORP: Ashley Sousa, Ashley Sousa, AVP, Van Eck Associates Corporation (08/14/2025)